UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Marine Exploration, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

56824A103
(CUSIP Number)

Brian L. Klemsz
123 North College Avenue, Ste 200
Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56824A103

1	NAMES OF REPORTING PERSONS WestMountain Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		225,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		225,000,000

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Limited Liability Company

CUSIP No.	56824A103

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Marine Exploration, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 535 Sixteenth Street, Suite 820,  Denver, Colorado 80202..

ITEM 2. IDENTITY AND BACKGROUND.

The person filing this statement is:

WestMountain Asset Management, Inc., a Colorado corporation (“WASM” or the “Reporting Person”)

WASM is a  Colorado public company registered under the Securities Exchange Act of 1934. The principal business of WASM is to act as an investment asset manager by raising, investing and managing private equity and direct investment funds for third parties including high net worth individuals and institutions. The business address of the Reporting Person is 123 North College Avenue, Ste 200, Fort Collins, Colorado 80524.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective November 24, 2008, WASM purchased 175,000,000 shares of Common Stock or approximately 34.1% of the Company for $51,000 in cash.  In addition, the Company issued a warrant to acquire 50,000,000 shares of Common Stock at a price of $0.01 per share, subject to being repurchased by the Company at $0.06 per share once the Company has achieved quarterly sales exceeding $6,250,000. The warrant was issued on December 28, 2008 and is immediately exercisable until December 31, 2013.

CUSIP No.	56824A103

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person holds the shares of Company Common Stock for investment. In addition, the Reporting Person may sell shares of Company Common Stock from time to time as it deems advisable and depending on market conditions. Except as set above, the Reporting Person does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a)   As of December 31, 2009, based upon information provided by the Company, there were 513,751,988 shares of Common Stock outstanding. The Reporting Person’s interest in the Company is as follows:

(a)	WASM directly owns 175,000,000 shares of Company Common Stock and 50,000,000 warrants which are immediately exercisable, or 43.8% of the issued and outstanding securities of the Company.

(b)
West Mountain Prime, LLC, a Colorado limited liability company, owns approximately 49.6% of WestMountain Blue, LLC, a private Colorado limited liability company, which in turn owns 90% of WASM. While West Mountain Prime, LLC  and its affiliates may be deemed to beneficially own some or all of the shares of Company Common Stock owned by WASM, West Mountain Prime, LLC, Pat Stryker Living Trust, and Pat Stryker disclaim beneficial ownership as to the shares and warrants held by WASM.

CUSIP No.	56824A103

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

   None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No.	56824A103

SIGNATURE
Signatures:

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

WESTMOUNTAJN ASSSET MANAGEMENT, INC.
By:	/s! Brian L. Klemsz
Brian L. Klemsz, President